ARS

P.E. 12/31/03



Focus Forward

CONTENTS

Highlights 2003

2 Letter from the President

3 ARC Specialty Products Segment

4 Encapsulated/Nutritional Products Segment

5 BCP Ingredients Segment

6 Financial Highlights 2003

Balchem Corporation

Balchem Corporation consists of three business segments: ARC Specialty Products, Encapsulated/Nutritional Products and BCP Ingredients. Through ARC Specialty Products, Balchem provides specialty-packaged gases for use in healthcare and other industries. The Encapsulated/Nutritional Products segment provides proprietary microencapsulation solutions to an expanding variety of applications. BCP Ingredients manufactures and supplies unencapsulated feed supplements used primarily in the poultry and swine industries.


BALCHEM CORPORATION
NET SALES
29.7
33.2
46.1
60.2
61.9
dollars
in millions
99
00
01
02
03


22.0
26.2


28.0
24.0

HIGHLIGHTS 2003

- 2.8% OVERALL NET SALES GROWTH TO SET A NEW RECORD
- 18.8% ARC SPECIALTY PRODUCTS REVENUE GROWTH
- REPOSITIONED ENCAPSULATED/ NUTRITIONAL PRODUCTS SEGMENT
- 14.6% BCP INGREDIENTS NET SALES GROWTH


10.2
11.7



FOCUS FORWARD

In 2003 we experienced significant successes and a disappointing shortfall. Our consolidated sales reached a new record of $61.9 million for the year. Driven by significant growth in the ARC Specialty Products segment, which increased approximately 19% to reach $26.2 million, and the BCP Ingredients segment, which increased approximately 15% to $11.7 million, these two segments outperformed the success levels we had planned. The Encapsulates segment, following three consecutive years of double-digit growth, was adversely affected by competitive pressures and general economic conditions last year, as sales declined 14% to $24.0 million. Sales and profits in this segment were disappointing, prompting a restructuring of the segment to refocus our efforts to markets where our microencapsulated solutions will have superior impact and opportunity. These results and actions contributed to consolidated net earnings of $5.6 million, a decrease of 24% from the prior year due to the below plan performance of the Encapsulates segment.

As we look ahead to 2004 and beyond, we believe we are positioned for success. In the midst of a difficult economy and evolving industries, we are set to face the competition and are confidently addressing the tasks ahead. We are focusing – on our core technology strengths, on our strategic goals, on known growth trends and on market intelligence. We are prepared and ready to react flexibly to opportunities. Focused forward – we see significant potential and opportunities.

FOCUS ARC STRONGER THAN EVER

Our ARC Specialty Products segment, traditionally a solid performer, exceeded expectations in 2003. The 19% sales increase helped to generate a 30% increase in the segment's earnings primarily due to the success of a new line of single use EO canisters and increased contractor demand for sterilization of medical devices.

We achieved these results also through operational excellence, including earning a 100% satisfaction rating from a Fortune 100 customer. This is a testament to our employees, who drove our market initiatives hard from the start of the year, achieving





a significant facility expansion and system-wide integration of our Green Pond and Verona plants.

Building on this momentum, we expect another solid performance from this segment in 2004.

FOCUS CHALLENGES, CHANGES IN ENCAPSULATES

Simply stated, 2003 was a challenging year for this segment. In the U.S. food and human nutrient markets, customers and prospects postponed marketing launches of new products due to soft economic conditions, a key obstacle to our sales efforts.

We are responding. We have restructured this segment and refocused our strategic objectives. While our microencapsulation technologies offer varied application opportunities, we are directing our sales and development efforts to markets where our nutrients, flavors and other ingredients offer proven value and benefits for our customers...and a proprietary advantage for us.

We will build our business in proven recognized areas, concentrating on baked goods, frozen foods, fortification, confections and preservation systems. We continue to develop ways to speed our development cycle – knowing that speed, flexibility and the ability to act opportunistically have never been more important – and remain a valued partner to leading food, beverage and pharmaceutical manufacturers.

On the Animal Nutrition and Health side, Reashure,® our flagship microencapsulated animal health product, has weathered a poor dairy economy which had a severe impact on the purchasing ability and financial viability of dairymen. We experienced a rebound in sales in the latter half of the year. In addition, we launched a feed-stable form of Reashure, which we expect will open new opportunities for sales growth.

ARC: RUNNING ON ALL CYLINDERS

ARC Specialty Products has long been a leader in the repackaging and distribution of ethylene oxide (EO), primarily used in the sterilization of medical and surgical equipment. Our recent innovations in EO packaging opened up new applications – and contributed to an excellent year for this segment in 2003. We developed new, single-use EO cylinders for use in clinics and hospitals, right at the point of care...




An excellent source of choline!

We continue our development efforts, a key differentiator for our products and our company. In 2003, we spent $2.1 million in R&D as we launched a number of new products – applying our technology to emerging food ingredients such as DHA (Docosahexanoic Acid), dipotassium phosphate and probiotics to stay at the forefront of consumer and manufacturer demand.

FRESH IDEAS

Consumer and food service demands continue to change and grow – offering new opportunities for Balchem Encapsulates. For example, our preservation and leavening systems are helping manufacturers create better, fresher convenience foods, from frozen pizzas to microwavable baked goods. We are also seeing further growth potential for our microencapsulated nutrients, as consumers seek nutritionally enhanced snacks for children and low-carb foods with high nutritional value – including the ever-expanding category of energy bars.

FOCUS IMPROVED EFFICIENCIES, BCP INGREDIENTS, INC.

BCP Ingredients, Inc. manufactures and markets unencapsulated choline supplements to the feed industry (poultry and swine), as well as other derivative products. For 2003, this segment improved sales by 15% over the prior year. This improvement was primarily driven by increased volume in the liquid and dry choline product lines. We continue to improve operating efficiencies and raw material cost control in this commodity-oriented segment.

FOCUS 2004

We faced our share of challenges in 2003, and responded decisively and confidently. As we look to 2004, we see further areas to improve...new opportunities to seize.

We will seek new opportunities for ARC, while maintaining our high levels of safety and customer service.

We are working to grow sales in our Encapsulates segment – focusing on the fundamental strength of our proprietary technologies, targeting key applications and opportunity areas...all guided by quality business intelligence. We are confident that this business will grow in 2004.







Our BCP Ingredients segment will maintain the core business base with the highest standards of quality and seek to expand the business with excellent service and product quality.

We will continue to seek acquisitions that advance our goals of profitability and growth. We will maintain our emphasis on quality, customer service and research and development. Underscoring all, we are committed to increasing shareholder value.

I would like to thank our Board of Directors for their guidance during this past year, our employees for their dedication and our customers and shareholders for their continued confidence in us.

FOCUS FUTURE

Our balance sheet is very solid. Cash balance and flow is strong, to the point of a net zero debt balance if desired. Our inventory and receivables are aligned quite well with existing business, positioning us very well going forward.

With our fundamentals strong, our team talented, motivated and energized, our company is ready. With strategic focus, we look forward to 2004... and years ahead.

Dino A. Rossi
President and Chief Executive Officer

HEALTHY COWS, HEALTHY POTENTIAL

The domestic dairy herd population has been in decline in recent years as demand for milk production has increased – offering exciting opportunities for Balchem's range of microencapsulated products, proven to aid the health and productivity of dairy cows. These include a feed-stable version of Reashure, our microencapsulated choline product, which will make its use even simpler for time-pressured dairy farmers. We have also developed Nitroshure,™ a controlled-release nitrogen source which optimizes protein supplements for lactating dairy cows, for launch in early 2004. Cost-effective. Innovative. Answering a real need.



ESSENTIAL INGREDIENTS

BCP Ingredients is one of the nation's leading suppliers of choline chloride, an essential nutrient for animal health, specifically marketed to the poultry and swine industries. This product facilitates the critical animal health function of methyl metabolism while helping to prevent perosis in poultry.

This business segment has built a strong industry reputation for its excellent quality and customer service by meeting stringent customer demands.




SHAREHOLDERS' EQUITY
39.8
33.3
25.3
19.6
17.9
dollars in millions
99 00 01 02 03

FINANCIAL HIGHLIGHTS 2003

Statement of Operations (in thousands, except per share data)

Year ended December 31,	2003	2002	2001	2000	1999
Net sales	$61,875	$60,197	$46,142	$33,198	$29,682
Earnings before income tax expense	8,763	11,845	8,369	5,996	4,905
Income tax expense	3,125	4,429	3,259	2,267	1,811
Net earnings	5,638	7,416	5,110	3,729	3,094
Basic net earnings per common share	1.17	1.56	1.10	.80	.64
Diluted net earnings per common share	1.13	1.50	1.05	.78	.63

Balance Sheet Data (in thousands, except per share data)

At December 31,	2003	2002	2001	2000	1999
Total assets	$56,906	$53,298	$44,477	$23,222	$22,030
Long-term debt	7,839	9,581	11,323	—	1,250
Other long-term obligations	3,211	2,521	1,345	362	606
Total stockholders' equity	39,781	33,269	25,332	19,580	17,939
Dividends per share	.08	.08	.065	.06	.05

The Company's common stock is traded on the American Stock Exchange under the symbol BCP. The table below sets forth the high and low closing prices for the common stock as recorded in the American Stock Exchange Market Statistical Reports for 2003, 2002 and 2001 for each quarterly period during the past three years.

	2003		2002		2001	
Quarterly Period	High	Low	High	Low	High	Low
1st Quarter	$25.34	$16.81	$21.80	$19.55	$15.85	$13.40
2nd Quarter	24.45	16.95	23.50	20.85	19.00	13.90
3rd Quarter	25.83	20.10	24.70	19.40	22.45	17.30
4th Quarter	23.55	18.50	24.30	21.53	22.10	19.55

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to_____ .

Commission file number: 1-13648

Balchem Corporation
(Exact name of registrant as specified in its charter)

Maryland	13-257-8432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P.O. Box 600, New Hampton, NY 10958
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (845) 326-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.06-2/3 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).Yes ☑ No ☐

The aggregate market value of the Common Stock issued and outstanding and held by nonaffiliates of the Registrant, based upon the closing price for the Common Stock on the American Stock Exchange on June 30, 2003 was approximately $111,889,838. For purposes of this calculation, shares of the registrant held by directors and officers of the registrant and under the registrant's 401(k)/profit sharing plan have been excluded.

The number of shares outstanding of the Registrant's common stock was 4,945,273 as of March 1, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the registrant's proxy statement for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement") are incorporated by reference in Part III of this Report.

Part I

Item 1. Business

General:

Balchem Corporation ("Balchem", or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients and products for the food, feed and medical sterilization industries. The Company has three segments, specialty products, encapsulated / nutritional products and the unencapsulated feed supplements segment also referred to in this report as BCP Ingredients., the latter being a result of the June 1, 2001 acquisition by BCP Ingredients, Inc. ("BCP"), a wholly owned subsidiary of Balchem, of certain assets of DCV, Inc. and its affiliate, DuCoa L.P. Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products and encapsulated products are reported in the encapsulated / nutritional products segment.

Balchem has a currently inactive Canadian subsidiary, Balchem, Ltd.

References in this Report to the Company mean Balchem and/or its subsidiary BCP as the context requires.

The Company sells its products through its own sales force, independent distributors and sales agents. Financial information concerning the Company's business and business segments appears in the Consolidated Financial Statements included under Item 8 herein, which information is incorporated herein by reference.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment predominantly encapsulates performance ingredients for use throughout the food and animal health industries to enhance nutritional fortification, processing, mixing, packaging applications and shelf-life improvement. Major end product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends and confections. Human grade choline nutrient products are also marketed through this industry segment. Choline is recognized to play a key role in the structural integrity of cell membranes, processing dietary fat, reproductive development and neural functions, such as memory and muscle function.

REASHURE™ Choline, is an encapsulated choline product that dramatically boosts health and milk production in transition and early lactation cows. Commercial sales are currently derived from the dairy industry where Reashure™, delivers nutrient supplements that survive the rumen and are biologically available, providing required nutritional levels to dairy cows during certain weeks preceding and following calving, commonly referred to as the "transition period" of the animal.

In 2003, this segment introduced several new products and product applications that are being sold commercially for enhancement of shelf-life and fortification in certain markets of the food industry. The Company also has a research & development pipeline of several new products and product applications for the food market in test production or test marketing status.

This segment also manufactures a line of endothermic blowing and nucleating agents that are marketed to the foamed plastics industry exclusively through a marketing partner.

Specialty Products

The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Ethylene oxide, at the 100% level, is sold as a chemical sterilant gas, primarily for use in the health care industry. It is used to sterilize medical devices ranging from syringes and catheters to scalpels, gauze, bandages and surgical kits, because of its versatility and effectiveness in treating hard or soft surfaces, composites, metals, tubing and different types of plastics without negatively impacting the performance or appearance of the device being sterilized. The Company's 100% ethylene oxide product is distributed by the Company in reusable double-walled stainless steel drums to assure compliance with safety, quality and environmental standards as outlined by the U.S. Environmental Protection Agency (the "EPA") and the U.S. Department of Transportation. The Company's inventory of these specially built drums, along with the Company's three filling facilities, represent a significant capital investment. Contract sterilizers, medical device manufacturers, medical gas distributors and hospitals are the Company's principal customers for this product. As a fumigant, ethylene oxide blends are highly effective in killing bacteria, fungi, and insects in spices and other seasoning materials. In addition, the Company also sells single use canisters with 100% ethylene oxide for use in medical device sterilization.

Due to consolidation of customer businesses in the contract sterilizer industry, the Company has one Specialty Products customer, Sterigenics, which accounted for approximately 10% and 9% of the Company's net sales in 2003 and 2002, respectively. This customer accounted for 12% and 11% of the Company's accounts receivable balance at December 31, 2003 and 2002, respectively. The loss of such customer could have a material adverse effect on the Company.

Two other products, propylene oxide and methyl chloride, are sold principally to customers seeking smaller (as opposed to bulk) quantities whose requirements include timely delivery and safe handling. Propylene oxide is used for bacteria reduction in spice treatment and in various chemical synthesis applications. It is also utilized in manufacturing operations to make paints more durable, and for manufacturing specialty starches and textile coatings. Methyl chloride is used as a raw material in specialty herbicides, fertilizers and pharmaceuticals, as well as in malt and wine preservers.

BCP Ingredients

The unencapsulated feed supplements segment is in the business of manufacturing and supplying choline chloride, an essential nutrient for animal health, predominantly to the poultry and swine industries. Choline, a vitamin B-complex, plays a vital role in the metabolism of fat and the building and maintaining of cell structures. Choline deficiency can result in, among other symptoms, reduced growth and perosis in chicks, and fatty liver, kidney necrosis and general poor health condition in baby pigs. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications.

Choline chloride is manufactured and sold in both an aqueous and dry form and is sold through the Company's own sales force, independent distributors and sales agents.

Raw materials:

The raw materials utilized by the Company in the manufacture of its products are generally available from a number of commercial sources. The Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems; however, the Company cannot assure that will always be the case.

Patents/Licensing:

The Company currently holds a number of patents and uses certain tradenames and trademarks. It also uses know-how, trade secrets, formulae, and manufacturing techniques that assist in maintaining competitive positions of certain of its products. Formulae and know-how are of particular importance in the manufacture of a number of the Company's products. The Company believes that certain of its patents, in the aggregate, are advantageous to its business. However, it is believed that no single patent or related group of patents is currently material to the Company as a whole and, accordingly, that the expiration or termination thereof would not materially affect its business. The Company believes that its sales and competitive position are dependent primarily upon the quality of its products, its technical sales efforts and market conditions, rather than on any patent protection.

As discussed below under "Environmental Matters" the Company's ability to sell ethylene oxide is dependent upon maintaining registration with the EPA as a medical device sterilant and spice fumigant. In addition, certain of the Company's encapsulated and choline products must meet state licensing requirements prior to sales in such states.

Seasonality:

In general, the business of the Company's segments is not seasonal to any material extent.

Backlog:

At December 31, 2003, the Company had a total backlog of $1,881,000 (including $639,000 for the encapsulated / nutritional products segment, $891,000 for the specialty products segment and $351,000 for BCP Ingredients), as compared to a total backlog of $991,000 at December 31, 2002 (including $527,000 for the encapsulated / nutritional products segment, $321,000 for the specialty products segment and $143,000 for the BCP Ingredients segment). It has generally been the Company's policy and practice to maintain an inventory of finished products or component materials for its segments to enable it to ship products within a short time after receipt of a product order.

Competition:

The Company's competitors include many large and small companies, some of which have greater financial, research and development, production and other resources than the Company. Competition in the encapsulation markets served by the Company is based primarily on performance, customer support, quality, service and price. The development of new and improved products is important to the Company's success. This competitive environment requires substantial investments in product and manufacturing process research and development. In addition, the winning and retention of customer acceptance of the Company's encapsulated products involve substantial expenditures for application testing and sales efforts. The Company also engages various universities to assist in research and provide independent third-party analysis. In the specialty products business, the Company faces competition from alternative sterilizing technologies and products. Competition in the animal feed markets served by the Company is based primarily on service and price.

Research & Development:

During the years ended December 31, 2003, 2002 and 2001, the Company incurred research and development expense of approximately $2.1 million, $1.9 million and $1.6 million, respectively, on Company-sponsored research and development for new products and improvements to existing products and manufacturing processes, principally in the encapsulated / nutritional products segment. During the year ended December 31, 2003, an average of 12 employees were devoted full time to research and development activities. The Company has historically funded its research and development programs with funds available from current operations with the intent of recovering those costs from profits derived from future sales of products resulting from, or enhanced by, the research and development effort.

The Company reviews its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue include projected markets and needs, status of its proprietary rights, technical feasibility, expected and known product attributes, and estimated costs to bring the product to market.

Capital Projects:

Capital expenditures were approximately $2.3 million for 2003. During 2003, the Company constructed a 10,000 square foot, state-of-the-art canister filling operation at its Green Pond, South Carolina plant site. This automated facility has been designed and constructed to fill single use canisters with ethylene oxide for use in medical device sterilization. Capital expenditures are projected to be approximately $1.7 million for calendar year 2004.

Environmental / Regulatory Matters:

The Federal Insecticide, Fungicide and Rodenticide Act, as amended, a health and safety statute, requires that certain products within the Company's specialty products segment must be registered with the EPA. In order to obtain a registration, an applicant typically must demonstrate through extensive test data that its product will not cause unreasonable adverse effects on the environment. The Company holds an EPA registration to permit it to sell packaged 100% ethylene oxide as a medical device sterilant and spice fumigant. The Company is in the process of re-registering this product use. The re-registration requirement is a result of a congressional enactment during 1988 requiring the re-registration of this product and all products that are used as pesticides. The Company, in conjunction with one other company, has conducted the required testing under the direction of the EPA. Testing has concluded and the EPA has stated that, due to a backlog of projects, it cannot anticipate a date for completing the re-registration process for this product at this time. The Company intends to recover the cost of re-registration in the selling price of the sterilant.

The Company's management continues to believe it will be successful in obtaining re-registration for this product as it has met the EPA's requirements thus far. Additionally, the product is used as a sterilant with certain qualities and no known, equally effective substitute. Management believes absence of availability of this product could not be easily tolerated by various medical device manufacturers and the health care industry due to the resultant infection potential if the product were unavailable.

Under California's Proposition 65 (Safe Drinking Water and Toxic Enforcement Act of 1986), 100% ethylene oxide, when used as a sterilant or fumigant, is listed by the State of California as a carcinogen and reproductive toxin. As a result, the Company is required to provide a prescribed warning to any person in California who may be exposed to this product; failure to do so would result in liability of up to $2,500 per day per person exposed.

The California Birth Defect Law of 1984 requires the California Department of Food and Agriculture ("CDFA") to identify chemicals in "widespread use" for which significant data gaps exist, and requires registrants for those products to submit the data or pay an assessment to the CDFA to fund independent development of the data. The CDFA determined that data gaps existed for ethylene oxide. Upon notice from the CDFA, the Company and another registrant agreed to submit information to close the data gaps. The registrants have provided requested data, and, to the Company's knowledge, fulfilled the data submission obligations to the CDFA.

The Company's Verona facility, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination by organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of the two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that implemented the above-described Superfund remedy.

In connection with normal operations at its plant facilities, the Company is required to maintain environmental and other permits including those relating to ethylene oxide operations.

The Company believes it is in compliance in all material respects with federal, state, and local provisions that have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Such compliance includes the maintenance of required permits under air pollution regulations and compliance with requirements of the Occupational Safety and Health Administration. The cost of such compliance has not had a material effect upon the results of operations or financial condition of the Company. The proceeding referred to in Item 3 below has been substantially completed.

Employees:

As of March 1, 2004, the Company employed approximately 190 persons. Approximately 48 employees at the Company's Verona, Missouri facility are covered by a collective bargaining agreement which expires in 2004.

Certain Factors Affecting Future Operating Results:

This Report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company's expectation or belief concerning future events that involve risks and uncertainties. The Company can give no assurances that the expectations reflected in forward-looking statements will prove correct and various factors could cause results to differ materially from the Company's expectations. Certain factors that might cause such a difference include, without limitation; (1) changes in the laws or regulations affecting the operations of the Company; (2) changes in the business tactics or strategies of the Company; (3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the Company; (4) changing market forces or contingencies that necessitate, in management's judgment, changes in plans, strategy or tactics of the Company; and (5) fluctuations in the investment markets or interest rates, which might materially affect the operations or financial condition of the Company, as well as the following matters, and all forward-looking statements are qualified in their entirety by these cautionary statements:

Competition. The Company faces competition in its markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than the Company. Various of the Company's products also face competition from products or technologies that may be used as an alternative therefor. The Company's competitive position is based principally on performance, quality, customer support, service, breadth of product line, manufacturing technology and the selling prices of its products. The Company's competitors can be expected to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. There can be no assurance that the Company will have sufficient resources to maintain its current competitive position or market share.

Environmental and Regulatory Matters. Pursuant to applicable environmental and safety laws and regulations, the Company is required to obtain and maintain certain governmental permits and approvals, including an EPA registration for its ethylene oxide sterilant product. Permits and approvals may be subject to revocation, modification or denial under certain circumstances. While the Company believes it is in compliance in all material respects with environmental laws, there can be no assurance that operations or activities of the Company (including the status of compliance by the prior owner of the Verona facility under Superfund remediation) will not result in administrative or private actions, revocation of required permits or licenses, or fines, penalties or damages, which could have an adverse effect on the Company. In addition, the Company cannot predict the extent to which any legislation or regulation may affect the market for the Company's products or its cost of doing business.

Raw Materials. The principal raw materials used by the Company in the manufacture of its products can be subject to price fluctuations. While the selling prices of the Company's products tend to increase or decrease over time with the cost of raw materials, such changes may not occur simultaneously or to the same degree. There can be no assurance that the Company will be able to pass increases in raw material costs through to its customers in the form of price increases. Increases in the price of raw materials, if not offset by product price increases, could have an adverse impact upon the profitability of the Company. In addition, the Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems. However, the Company cannot assure that this will always be the case.

Reliance on Continued Operation and Sufficiency of Facilities and on Unpatented Trade Secrets. The Company's revenues are dependent on the continued operation of its manufacturing, packaging, and processing facilities. The operation of the Company's facilities involves risks, including the breakdown, failure, or substandard performance of equipment, power outages, the improper installation, or operation of equipment, explosions, fires, natural disasters and the need to comply with environmental and other directives of governmental agencies. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of the Company during the period of such operational difficulties. The Company's competitive position is also dependent upon unpatented trade secrets. There can be no assurance that others will not independently develop substantially equivalent proprietary information.

Risks Associated with Foreign Sales. For the year ended December 31, 2003, approximately 8% of the Company's net sales consisted of sales outside the United States, predominately to Europe, Japan and Mexico. Such sales are generally denominated in U.S. Dollars at a specific price per unit. Changes in the relative values of currencies take place from time to time and could in the future adversely affect prices for the Company's products. In addition, international sales are subject to other inherent risks, including possible labor unrest, political instability and export duties, and quotas. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales.

Dependence on Key Personnel. The Company's operations are dependent on the continued efforts of its senior executives. The loss of the services of a number of senior executives for an extended period of time could have a material adverse effect on the Company.

Available Information:

The Company's Internet website address is www.balchem.com. The Company makes available through its website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to such reports, as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Such reports are available via a link from the Investor Information page on the Company's website to a list of the Company's reports on the Securities and Exchange Commission's Edgar website.

Item 2. Properties

In February, 2002, the Company entered into a ten (10) year lease for approximately 20,000 square feet of office space in New Hampton, New York. The office space is serving as the Company's general offices and as laboratory facilities for the Company's encapsulated / nutritional products business.

Manufacturing facilities of the Company's encapsulated products segment and a blending, drumming and terminal facility for the Company's ethylene oxide business, are presently housed in four buildings located, together with a 14,900 square foot steel warehouse, in Slate Hill, New York. The Company owns a total of approximately 16 acres of land on several parcels in this community.

The Company also owns a facility located on an approximately 24 acre parcel of land in Green Pond, South Carolina. The facility consists of a drumming facility, a 10,000 square foot, state-of-the-art canister filling facility, a maintenance building and an office building. The Company uses the facility as a terminal, warehouse, drumming and canister filling station for the products in its specialty products segment.

The Verona, Missouri facility site, which is located on approximately 100 acres, consists of manufacturing facilities relating to choline animal feed, human choline nutrients product lines, and a drumming facility for the Company's ethylene oxide business, together with buildings utilized for warehousing such products. The facility, while under prior ownership, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, as a result of dioxin contamination discovered on portions of the site and was the subject of remediation efforts by the prior owner. See discussion under Item 1 "Environmental/Regulatory Matters."

Item 3. Legal Proceedings

In 1982 the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in

February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site. The cost for this clean-up and the related reports was approximately $164,000. Clean-up was completed in 1996, but NYDEC required the Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5,000 per year.

The Company is also involved in other legal proceedings through the normal course of business. Management believes that any unfavorable outcome related to these other proceedings will not have a material effect on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2003.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

(a) Market Information.

The Company's common stock is traded on the American Stock Exchange under the symbol BCP. The high and low closing prices for the common stock as recorded in the American Stock Exchange Market Statistical Reports for 2003 and 2002, for each quarterly period during the past two years were as follows:

Quarterly Period	High	Low
Ended March 31, 2003	$ 25.34	$ 16.81
Ended June 30, 2003	24.45	16.95
Ended September 30, 2003	25.83	20.10
Ended December 31, 2003	23.55	18.50

Quarterly Period	High	Low
Ended March 31, 2002	$ 21.80	$ 19.55
Ended June 30, 2002	23.50	20.85
Ended September 30, 2002	24.70	19.40
Ended December 31, 2002	24.30	21.53

(b) Record Holders.

As of March 1, 2004, the approximate number of holders of record of the Company's common stock was as follows:

Title of Class	Number of Record Holders
Common Stock, $.06-2/3 par value	214*

*An unknown number of stockholders hold stock in street name. The total number of beneficial owners of the Company's common stock is estimated to be approximately 1,900.

(c) Dividends.

The Company declared a cash dividend of $0.08 per share on the common stock during its fiscal year ended December 31, 2003.

Item 6. Selected Financial Data

(In thousands, except per share data)

Year ended December 31,	2003(1)	2002(1)	2001(1)	2000	1999
Statement of Operations Data					
Net sales	$ 61,875	$ 60,197	$ 46,142	$ 33,198	$ 29,682
Earnings before income tax expense	8,763	11,845	8,369	5,996	4,905
Income tax expense	3,125	4,429	3,259	2,267	1,811
Net earnings	5,638	7,416	5,110	3,729	3,094
Basic net earnings per common share	1.17	1.56	1.10	.80	.64
Diluted net earnings per common share	1.13	1.50	1.05	.78	.63

At December 31,	2003	2002	2001	2000	1999
Balance Sheet Data					
Total assets	$ 56,906	$ 53,298	$ 44,477	$ 23,222	$ 22,030
Long-term debt	7,839	9,581	11,323	-	1,250
Other long-term obligations	3,211	2,521	1,345	362	606
Total stockholders' equity	39,781	33,269	25,332	19,580	17,939
Dividends per common share	$ .08	$ .08	$ .065	$ .06	$ .05

(1) The Selected Financial Data includes the operating results, cash flows, assets and liabilities relating to the acquisition of certain assets and product lines of DCV, Inc. and its affiliate DuCoa L.P. from the date of acquisition (June 1, 2001) forward.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company's expectation or belief concerning future events that involve risks and uncertainties. The actions and performance of the Company could differ materially from what is contemplated by the forward-looking statements contained in this Report. Factors that might cause differences from the forward-looking statements include those referred to or identified in Item 1 above. Reference should be made to such factors and all forward-looking statements are qualified in their entirety by the above cautionary statements.

RESULTS OF OPERATIONS

Overview

The Company develops, manufactures and markets specialty performance ingredients and products for the food, feed and medical sterilization industries. The Company's reportable segments are strategic businesses that offer products and services to different markets. The Company presently has three reportable segments, specialty products, encapsulated / nutritional products and BCP Ingredients.

Specialty Products Segment

The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Ethylene oxide, at the 100% level, is sold as a chemical sterilant gas, primarily for use in the health care industry and is used to sterilize medical devices. Contract sterilizers, medical device manufacturers, medical gas distributors and hospitals are the Company's principal customers for this product. Blends of ethylene oxide are sold as fumigants and are highly effective in killing bacteria, fungi, and insects in spices and other seasoning materials. In addition, the Company also sells single use canisters with 100% ethylene oxide for use in medical device sterilization. Propylene oxide and methyl chloride are sold principally to customers seeking smaller (as opposed to bulk) quantities.

Management believes that future success in this segment is highly dependent on the Company's ability to maintain its strong reputation for excellent quality, safety and customer service.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment predominantly encapsulates performance ingredients for use throughout the food and animal health industries to enhance nutritional fortification, processing, mixing, packaging applications and shelf-life improvement. Major end product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends and confections.

Management believes this segment's key strengths are its proprietary technology and end-product application capabilities. The success of the Company's efforts to increase revenue in this segment is highly dependent on the timing of marketing launches of new products in the U.S. and International food market by the Company's customers and prospects. Increased competition, economic slowness and less than expected market acceptance of end-products in both the Domestic and International food markets has during the past year resulted in lower volumes sold and lower average selling prices which have had an impact on profit margins. To counter this, the Company, through its innovative proprietary technology and applications expertise, continues to develop new microencapsulation products designed to solve and respond to customer problems and needs. Sales of our Reashure™ product for the animal nutrition and health industry are highly dependent on dairy industry economics as well as the ability of the Company to leverage the results of existing successful university research on the animal health benefits of this product.

BCP Ingredients

BCP Ingredients manufactures and supplies choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also marketed into industrial applications.

Management believes that success in this commodity-oriented marketplace is highly dependent on the Company's ability to maintain its strong reputation for excellent quality and customer service. In addition, the Company must continue to increase production efficiencies in order to maintain its low-cost position to effectively compete for market share in a highly competitive marketplace.

The Company sells products for all segments through its own sales force, independent distributors, and sales agents.

The following tables summarize consolidated net sales by segment and business segment earnings (loss) for the three years ended December 31, (in thousands):

Business Segment Net Sales:

	2003	2002	2001
Specialty Products	$ 26,163	$ 22,028	$ 21,130
Encapsulated/Nutritional Products	24,043	27,990	18,312
BCP Ingredients	11,669	10,179	6,700
Total	$ 61,875	$ 60,197	$ 46,142

Business Segment Earnings (Loss):

		2003		2002		2001
Specialty Products	$	9,409	$	7,240	$	6,612
Encapsulated/Nutritional Products		(962)		5,118		1,582
BCP Ingredients		568		(173)		(39)
Interest expense and other income (expense)		(252)		(340)		(214)
Earnings before income taxes	$	8,763	$	11,845	$	8,369

Fiscal Year 2003 compared to Fiscal Year 2002

Net Sales

Net sales for 2003 were $61,875 as compared with $60,197 for 2002, an increase of $1,678 or 2.8%. Net sales for the specialty products segment were $26,163 for 2003 as compared with $22,028 for 2002, an increase of $4,135 or 18.8%. This increase was due principally to greater sales volumes (11.8% over the prior comparable period) of ethylene oxide for medical device sterilization and single use ethylene oxide canisters (new business for 2003) for sterilization use in medical facilities. Propylene oxide volume also increased in 2003 by 20.3%. Net sales for the encapsulated / nutritional products segment were $24,043 for 2003 as compared with $27,990 for 2002, a decrease of $3,947 or 14.1%. Of particular significance, the prior year comparable period included substantial sales, approximately $2,200, to a single domestic food customer in support of a new product launch. While this customer's end consumer product continues to be in distribution, the Company did not realize any sales to this customer in 2003 due to slower than expected market acceptance of the new end-product. The remaining decrease was largely a result of unfavorable product mix and a volume decline in sales to the domestic food market. The Company continues to experience conservative customer purchasing patterns and delayed new product launches by customers in the United States. Net sales of $11,669 were realized for 2003 in the BCP Ingredients (unencapsulated feed supplements) segment, which markets choline additives for the poultry and swine industries as well as industrial choline derivative products, as compared with $10,179 for 2002, an increase of $1,490 or 14.6%. The increase was primarily a result of increased volumes sold (14.4% over the prior comparable period) in the choline chloride and specialty derivative markets.

Gross Margin

Gross margin percentage for 2003 was 34.2% as compared to 38.7% for 2002. Margins for the specialty products segment were favorably affected by increased production volumes of the Company's products utilizing ethylene oxide. Margins in the encapsulated / nutritional products segment were unfavorably affected by the decline in sales volume as described above. These lower sales levels, coupled with a designed reduction in inventory levels in this segment, negatively impacted the Company's gross margins due to the resulting excess plant manufacturing capacity. In addition, increased competition in both the Domestic and International food markets during the fourth quarter resulted in lower volumes sold and lower average selling prices which contributed to the erosion in profit margins for this segment. Margins for BCP Ingredients were favorably affected by increased production volumes of choline chloride and specialty derivative products. The decision to reduce inventory levels while maintaining prior levels of plant manufacturing capacity in the encapsulated / nutritional products segment, generated unfavorable manufacturing variances. However, such decision contributed greatly toward an improved cash balance at December 31, 2003. Increases in employee medical claims under our self-insurance program, as well as increases in the Company's general business insurance premiums due to unfavorable insurance marketplace conditions, had a negative impact on margins for all segments.

Operating Expenses

Operating expenses for 2003 increased to $12,137 from $11,125 for 2002, an increase of $1,012 or 9.1%. Total operating expenses as a percentage of sales were 19.6% for 2003 as compared to 18.5% for 2002. Increases in general insurance, medical costs as described above, and advertising costs for the encapsulated / nutritional products segment, were largely responsible for the increase in operating expenses. In addition, operating expenses for 2003 include a charge of approximately $400, resulting from the Company making organizational changes in the encapsulated/nutritional products segment. These personnel changes were effected late in the fourth quarter of 2003 in an effort to refocus our commercial efforts, reduce operating expenses and improve the overall financial performance of the encapsulated / nutritional products segment. During 2003 and 2002, the Company spent $2,083 and $1,907, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications.

Earnings From Operations

As a result of the foregoing, earnings from operations for 2003 were $9,015 as compared to $12,185 for 2002. Earnings from operations for the specialty products segment for 2003 were $9,409 as compared to $7,240 for 2002. Loss from operations for the encapsulated / nutritional products segment for 2003 was $962 as compared to earnings of $5,118 for 2002. Earnings from the unencapsulated feed supplements segment for 2003 were $568 compared to a loss of $173 for 2002.

Other expenses (income)

Interest expense for 2003 totaled $272 as compared to $389 for 2002, a decrease of $117. This decrease is the result of lower average outstanding borrowings during the period combined with lower average interest rates.

Income Tax Expense

The Company's effective tax rate for 2003 was 35.7% compared to 37.4% in 2002 primarily due to a favorable shift in the mix of taxable income to lower state tax rate jurisdictions.

Net earnings

As a result of the foregoing, net earnings were $5,638 for 2003 as compared with $7,416 for 2002.

Fiscal Year 2002 compared to Fiscal Year 2001

Net Sales

Net sales for 2002 were $60,197 as compared with $46,142 for 2001, an increase of $14,055 or 30.5%. Net sales for the specialty products segment were $22,028 for 2002 as compared with $21,130 for 2001, an increase of $898 or 4.2%. Net sales for the encapsulated / nutritional products segment were $27,990 for 2002 as compared with $18,312 for 2001, an increase of $9,678 or 52.9%. Sales of the core encapsulates business (before giving effect to the June 1, 2001 acquisition of certain assets relating to the choline animal feed, human choline nutrient and encapsulated product lines of DCV, Inc. and its affiliate, DuCoa L.P.), increased 45.6% based on growth in the domestic food, animal nutrition and industrial application markets. When combined with sales of human choline products (the latter product line having been derived from the 2001 acquisition), growth of 52.9% for the entire encapsulated / nutritional products segment was achieved. The growth in sales to the domestic food market is principally the result of increased volumes sold which can be attributed principally to new products and new applications to both existing and new customers. Sales of Reashure™ strengthened through growth from existing customers and from the addition of new customers and added distribution channels globally. Net sales of $10,179 were realized in the unencapsulated feed supplements segment for 2002, which markets choline additives for the poultry and swine industries as well as industrial choline derivative products as compared with $6,700 for 2001 which only reflected sales after June 1, 2001.

Gross Margin

Gross margin percentage was 38.7% and 38.8% for 2002 and 2001, respectively. Margins were slightly unfavorably affected principally by increased sales of the lower margin feed products to the poultry and swine markets in the unencapsulated feed supplements segment as a percentage of our total business. Margins in the encapsulated / nutritional products segment were favorably affected by increased production and the mix of products sold. Margins for the specialty products segment were favorably affected by increased volumes of the Company's products utilizing ethylene oxide. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of

January 1, 2002 whereby goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Accordingly, the Company did not recognize any expense relating to goodwill amortization in 2002 as compared to a 2001 expense of $170.

Operating Expenses

Operating expenses for 2002 increased to $11,125 from $9,771 for 2001, an increase of $1,354 or 13.9%. However, total operating expenses as a percentage of sales were 18.5% for 2002 as compared to 21.2% for 2001. This increase in operating expenses was due to increased advertising expense and increased personnel in the area of sales and marketing, for the encapsulated / nutritional products segment. Total payroll expenses related to these and other administrative areas increased approximately $558 for 2002 as compared to 2001. In particular, additional sales personnel were added to support the animal nutrition business, additional research and application personnel have been added to support a more expansive research and development program for both human and animal markets and additional selling expenses were incurred as a result of the June 1, 2001 acquisition. During 2002 and 2001, the Company spent $1,907 and $1,631, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications.

Earnings From Operations

As a result of the foregoing, earnings from operations for 2002 were $12,185 as compared to $8,155 for 2001. Earnings from operations for the specialty products segment for 2002 were $7,240 as compared to $6,612 for 2001. Earnings from operations for the encapsulated / nutritional products segment for 2002 were $5,118 as compared to $1,582 for 2001. The unencapsulated feed supplements segment incurred a loss from operations for 2002 of $173 as compared to a loss of $39 for 2001. Earnings from operations for this segment reflect results relating to the acquisition of certain assets and product lines of DCV, Inc. and its affiliate DuCoa L.P. from the date of acquisition (June 1, 2001) forward.

Other expenses (income)

Interest expense for 2002 totaled $389 as compared to $387 for 2001. This increase is the result of the Company not having any borrowings outstanding during the first five months of 2001, partially offset by lower average interest rates for 2002.

Income Tax Expense

The Company's effective tax rate for 2002 was 37.4% compared to 38.9% in 2001 primarily due to favorable shift in the mix of taxable income to lower state tax rate jurisdictions.

Net earnings

As a result of the foregoing, net earnings were $7,416 for 2002 as compared with $5,110 for 2001.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Contractual Obligations

The Company's contractual obligations and commitments principally include obligations associated with its outstanding indebtedness under its Loan Agreement and future minimum noncancelable operating lease obligations (including the office space lease entered into in 2002 as described above). These aggregate commitments are as follows:

	Loan Agreement	Operating Leases	Total Commitment
2004	1,742	469	2,211
2005	1,742	449	2,191
2006	1,742	392	2,134
2007	1,742	351	2,093
2008	1,742	324	2,066
Thereafter	871	473	1,344

The Company knows of no current or pending demands on or commitments for its liquid assets that will materially affect its liquidity.

The Company expects its operations to continue generating sufficient cash flow to fund working capital requirements, necessary capital investments and the current portion of debt obligations; however, the Company could seek further bank loans or access to financial markets to fund operations, working capital, necessary capital investments or other cash requirements should it deem it necessary to do so.

Cash

Cash and cash equivalents increased to $9,239 at December 31, 2003 from $1,731 at December 31, 2002. The $7,508 increase resulted primarily from an increase in net cash provided by operating activities of $11,153 offset partially by net cash used in investing activities of $2,314 and cash used in financing activities of $1,331. Working capital amounted to $17,555 at December 31, 2003 as compared to $10,884 at December 31, 2002, an increase of $6,671.

Operating Activities

Cash flows from operating activities provided $11,153 for 2003 as compared with $10,114 for 2002. The increase in cash flows from operating activities was due primarily to decreases in inventory and prepaid expenses and increases in depreciation. Lower sales levels in the encapsulated / nutritional products segment resulted in a designed reduction in inventory levels in this segment. Reduction in prepaid expense is the result of a temporary change in the timing of payments related to the Company's insurance program. Increased depreciation expense is the result of 2002 capital expenditures discussed below. The foregoing was partially offset by a decrease in net earnings and accounts payable and accrued expenses.

Investing Activities

Capital expenditures were $2,270 for 2003. In 2003, the Company completed construction of a 10,000 square foot, state-of-the-art canister filling operation at its Green Pond, South Carolina plant site. In 2002, the Company expanded the manufacturing, processing and distribution facilities at its Verona, Missouri facility to enable it to handle operations for its specialty products and encapsulated choline products businesses. In addition, the Company entered into a ten (10) year lease for approximately 20,000 square feet of office space, which serves as the Company's general offices and as a laboratory facility. The costs of certain leasehold improvements to the Company's office space, up to $630, were funded by the landlord. The overall effect of the foregoing was that cash flows used in investing activities were $2,314 in 2003 and $9,951 in 2002.

Financing Activities

In June 1999, the board of directors authorized the repurchase of up to 1,000,000 shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999. In June 2003, the board of directors authorized an extension to the stock repurchase program for up to an additional 600,000 shares through June 30, 2004. As of December 31, 2003, 343,316 shares had been repurchased under the program at a total cost of $3,179 of which 300,156 shares have been issued by the Company under employee benefit plans and for the exercise of stock options. The Company intends to acquire shares from time to time at prevailing market prices if and to the extent it deems it advisable to do so based among other factors on its assessment of corporate cash flow and market conditions.

On June 1, 2001, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $13,500 (the "Term Loan"), the proceeds of which were used to fund the aforementioned acquisition of certain assets of DCV, Inc. and its affiliate Ducoa L.P, as described in Note 4 to the consolidated financial statements. The Term Loan is payable in equal monthly installments of principal beginning October 1, 2002 of approximately $145, together with accrued interest, and has a maturity date of May 31, 2009. Repayments under the term loan totaled $1,742 in 2003 and 2002, respectively. Borrowings under the Term Loan bear interest at LIBOR plus 1.25% (2.42% and 2.63% at December 31, 2003 and 2002, respectively). Certain provisions of the Term Loan require maintenance of certain financial ratios, limit future borrowings, and impose certain other requirements as contained in the agreement. At December, 2003, the Company was in compliance with all restrictive covenants contained in the Loan Agreement. The Loan Agreement also provides for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00% (2.17% and 2.32% at December 31, 2003 and 2002, respectively). No amounts have been drawn on the Revolving Facility as of the date hereof. The Revolving Facility expires on May 30, 2004. Management believes that such facility will be renewed in the normal course of business.

Indebtedness under the Loan Agreement is secured by substantially all of the assets of the Company other than real properties.

Proceeds from stock options and warrants exercised totaled $807 and $515 in 2003 and 2002, respectively. Dividend payments were $382 and $305 in 2003 and 2002, respectively.

The overall effect of the foregoing was that cash flows used in financing activities were $1,331 in 2003 and $1,552 in 2002.

Other Matters Impacting Liquidity

As previously reported in June, 2001, pursuant to a certain Asset Purchase Agreement, dated as of May 21, 2001, BCP Ingredients, Inc. ("Buyer"), a wholly owned subsidiary of Balchem Corporation, acquired certain assets of DCV, Inc. and its affiliate, DuCoa L.P. The agreement provided for the payment of up to an additional $2,750 of contingent purchase price based upon the sales of specified product lines achieving certain gross margin levels (in excess of specified thresholds) over the three year period ending June 2004, with no more than $1,000 payable for any particular yearly period. Additionally, pursuant to the agreement, a reimbursement of a part of the purchase price could be due the Company for the first year of such calculation. Based upon the results of the calculation for the first one year period ended June 2002, a reimbursement of $30 was received by the Company in 2003. Such reimbursement was recorded as a reduction of the cost of the acquired product lines. No contingent consideration has been earned or paid for the second one year period ended June 2003. Any future contingent consideration would be recorded as an additional cost of the acquired product lines.

The Company also currently provides postretirement benefits in the form of a retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona facility. The amount recorded on the Company's balance sheet as of December 31, 2003 for this obligation is $900. The postretirement plan is not funded. Historical cash payments made under such plan approximated $50 per year.

The Company has elected to defer accounting for the economic effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). In accordance with FSP FAS 106-1, any measures of the accumulated postretirement plan benefit obligation or net periodic postretirement plan benefit cost in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") has issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

The Company's significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management considers the following policies to be critical within the SEC definition.

Revenue Recognition

Revenue is recognized upon product shipment, and passage of title and risk of loss. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales.

Inventories

Inventories are valued at the lower of cost (first in, first out or average) or market value and have been reduced by an allowance for excess and obsolete inventories. Inventory reserves are generally recorded when the inventory for a product exceeds twelve months of demand for that product and/or when individual products have been in inventory for greater than six months.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

Goodwill, which is not subject to amortization, is tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of an applicable reporting unit exceeds its fair value.

Accounts Receivable

We market our products to a diverse customer base, principally throughout the United States, Europe, Mexico and Japan. We grant credit terms in the normal course of business to our customers. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined through review of their current credit information. We continuously monitor collections and payments from customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Estimated losses are based on historical experience and any specific customer collection issues identified. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances and related bad debt expense may be required.

Postemployment Benefits

The Company provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions as to general economic conditions and health care cost trends. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation. If actual experience differs from these assumptions, the cost of providing these benefits could increase or decrease.

The Company has elected to defer accounting for the economic effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). In accordance with FSP FAS 106-1, any measures of the accumulated postretirement plan benefit obligation or net periodic postretirement plan benefit cost in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

Intangible Assets

The useful life of an intangible asset is based on the Company's assumptions regarding expected use of the asset; the relationship of the intangible asset to another asset or group of assets; any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life. If events or circumstances indicate that the life of an intangible asset has changed, it could result in higher future amortization charges or recognition of an impairment loss.

Related Party Transactions:

During 2003, the Company was not engaged in related party transactions. All transactions of the Company have been at arms length.

New Accounting Pronouncements:

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset.

Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the consolidated financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 is different from EITF Issue No. 94-3 in that Statement No. 146 requires that a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred, that is when it meets the definition of a liability in the FASB's conceptual framework. Statement No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. Statement No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement No. 146 can be expected to impact the timing of liability recognition associated with any future exit activities.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The Company was required to adopt FIN 45 on December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure "SFAS No. 148." SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosures about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 ("Opinion No. 28"), Interim Financial Reporting, to require disclosures about those effects in interim financial information. The amendments to SFAS No. 123 include certain disclosure provisions that are effective for financial statements for fiscal years ending after December 15, 2002, and other disclosure provisions as well as the amendment to Opinion No. 28 shall be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company currently accounts for its stock-based compensation awards to employees and directors using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, and provides the disclosures required by SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 during the first quarter of 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS 150 did not have an impact on the Company's consolidated financial statements.

On December 24, 2003, FASB issued Financial Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Interpretation replaces Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was issued on January 17, 2003. The effective date of FIN 46R depends on whether the reporting enterprise is a public or nonpublic company and on the nature of the entity in which the reporting entity has a variable interest. The initial adoption of this accounting pronouncement will not have a material effect on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of operations, the Company is exposed to market risks arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of debt instruments resulting from an adverse movement in interest rates. As of December 31, 2003, the Company's only borrowings were under a bank term loan, which bears interest at LIBOR plus 1.25%. A 100 basis point increase in interest rates, applied to the Company's borrowings at December 31, 2003, would result in an increase in annual interest expense and a corresponding reduction in cash flow of approximately $96. The Company's short-term working capital borrowings have historically borne interest based on the prime rate. The Company believes that its exposure to market risk relating to interest rate risk is not material.

The Company has no derivative financial instruments or derivative commodity instruments, nor does the Company have any financial instruments entered into for trading or hedging purposes. Foreign sales are generally billed in U.S. dollars. The Company believes that its business operations are not exposed in any material respect to market risk relating to foreign currency exchange risk or commodity price risk.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements and Supplementary Financial Data:	Page
Independent Auditors' Report	28
Consolidated Balance Sheets as of December 31, 2003 and 2002	29
Consolidated Statements of Earnings for the years ended December 31, 2003, 2002 and 2001	31
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001	32
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	33
Notes to Consolidated Financial Statements	34
Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2003, 2002 and 2001	56

Independent Auditors' Report

The Board of Directors and Stockholders
Balchem Corporation:

We have audited the accompanying consolidated balance sheets of Balchem Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balchem Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002.

KPMG LLP

Short Hills, New Jersey
February 6, 2004

BALCHEM CORPORATION
Consolidated Balance Sheets
December 31, 2003 and 2002
(Dollars in thousands, except share and per share data)

Assets	2003	2002
Current assets:		
Cash and cash equivalents	$ 9,239	$ 1,731
Accounts receivable, net of allowance for doubtful accounts of $86 and $90 at December 31, 2003 and 2002, respectively	7,233	7,159
Inventories	5,961	7,238
Prepaid income taxes	-	975
Prepaid expenses	723	1,305
Deferred income taxes	474	403
Total current assets	23,630	18,811
Property, plant and equipment, net	25,636	25,852
Excess of cost over net assets acquired less accumulated amortization	6,368	6,398
Intangibles assets, net	1,272	2,237
Total assets	$ 56,906	$ 53,298

(continued)

BALCHEM CORPORATION
Consolidated Balance Sheets, continued
December 31, 2003 and 2002
(Dollars in thousands, except share and per share data)

Liabilities and Stockholders' Equity	2003	2002
Current liabilities:		
Trade accounts payable	$ 1,254	$ 2,778
Accrued expenses	1,508	1,271
Accrued compensation and other benefits	1,182	1,754
Dividends payable	389	382
Current portion of long-term debt	1,742	1,742
Total current liabilities	6,075	7,927
Long-term debt	7,839	9,581
Deferred income taxes	2,226	1,557
Other long-term obligations	985	964
Total liabilities	17,125	20,029
Commitments and contingencies (note 11)		
Stockholders' equity:		
Preferred stock, $25 par value. Authorized 2,000,000 shares; none issued and outstanding	-	-
Common stock, $.0667 par value. Authorized 10,000,000 shares; 4,903,238 shares issued and 4,860,078 shares outstanding at December 31, 2003 and 4,903,238 shares issued and 4,775,684 shares outstanding at December 31, 200	327	327
Additional paid-in capital	3,902	3,546
Retained earnings	36,056	30,807
Treasury stock, at cost: 43,160 and 127,554 shares at December 31, 2003 and 2002, respectively	(504)	(1,411)
Total stockholders' equity	39,781	33,269
Total liabilities and stockholders' equity	$ 56,906	$ 53,298

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Earnings
Years Ended December 31, 2003, 2002 and 2001
(In thousands, except per share data)

	2003	2002	2001
Net sales	$ 61,875	$ 60,197	$ 46,142
Cost of sales	40,723	36,887	28,216
Gross profit	21,152	23,310	17,926
Operating expenses:			
Selling expenses	5,718	5,426	4,380
Research and development expenses	2,083	1,907	1,631
General and administrative expenses	4,336	3,792	3,760
	12,137	11,125	9,771
Earnings from operations	9,015	12,185	8,155
Other expenses (income):			
Interest income	(20)	(42)	(110)
Interest expense	272	389	387
Other, net	-	(7)	(491)
Earnings before income tax expense	8,763	11,845	8,369
Income tax expense	3,125	4,429	3,259
Net earnings	$ 5,638	$ 7,416	$ 5,110
Basic net earnings per common share	$ 1.17	$ 1.56	$ 1.10
Diluted net earnings per common share	$ 1.13	$ 1.50	$ 1.05

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2003 2002 and 2001
(Dollars in thousands, except share and per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance - December 31, 2000	4,903,238	327	3,082	18,968	(287,068)	(2,797)	19,580
Net earnings	-	-	-	5,110	-	-	5,110
Dividends ($.065 per share)	-	-	-	(305)	-	-	(305)
Shares issued under employee benefit plans	-	-	116	-	11,669	85	201
Shares issued under stock option plans and an income tax benefit of $235	-	-	189	-	71,327	557	746
Balance - December 31, 2001	4,903,238	327	3,387	23,773	(204,072)	(2,155)	25,332
Net earnings	-	-	-	7,416	-	-	7,416
Dividends ($.08 per share)	-	-	-	(382)	-	-	(382)
Shares issued under employee benefit plans	-	-	136	-	10,866	105	241
Shares issued under stock option plans and an income tax benefit of $147	-	-	23	-	65,652	639	662
Balance - December 31, 2002	4,903,238	$ 327	$ 3,546	$ 30,807	(127,554)	$ (1,411)	$ 33,269
Net earnings	-	-	-	5,638	-	-	5,638
Dividends ($.08 per share)	-	-	-	(389)	-	-	(389)
Shares issued under employee benefit plans	-	-	138	-	12,935	135	273
Shares issued under stock option plans and an income tax benefit of $183	-	-	218	-	71,459	772	990
Balance - December 31, 2003	4,903,238	$ 327	$ 3,902	$ 36,056	(43,160)	$ (504)	$ 39,781

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001
(In thousands, except per share data)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 5,638	$ 7,416	$ 5,110
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	3,525	2,917	2,621
Income tax benefit from stock options exercised	183	147	235
Shares issued under employee benefit plans	273	241	201
Deferred income tax (benefit) expense	598	1,017	112
Provision for doubtful accounts	36	70	65
Changes in assets and liabilities net of effects of acquisition:			
Accounts receivable	(110)	(99)	(2,149)
Inventories	1,277	(1,663)	(3,021)
Prepaid expenses	582	(300)	(452)
Accounts payable and accrued expenses	(1,859)	1,373	637
Income taxes	975	(975)	(208)
Other long-term obligations	35	(30)	71
Net cash provided by operating activities	11,153	10,114	3,222
Cash flows from investing activities:			
Capital expenditures	(2,270)	(10,020)	(1,950)
Proceeds from sale of property, plant and equipment	41	239	-
Cash paid for product lines acquired	-	-	(14,259)
Cash paid for intangibles assets acquired	(85)	(170)	(137)
Net cash used in investing activities	(2,314)	(9,951)	(16,346)
Cash flows from financing activities:			
Proceeds from long-term debt	-	-	13,500
Principal payments on long-term debt	(1,742)	(1,742)	(435)
Proceeds from stock options and warrants exercised	807	515	511
Dividends paid	(382)	(305)	(277)
Other financing activities	(14)	(20)	(123)
Net cash (used in) provided by financing activities	(1,331)	(1,552)	13,176
Increase (decrease) in cash and cash equivalents	7,508	(1,389)	52
Cash and cash equivalents beginning of year	1,731	3,120	3,068
Cash and cash equivalents end of year	$ 9,239	$ 1,731	$ 3,120

See accompanying notes to consolidated financial statements.

NOTE 1- BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Balchem Corporation ("Balchem", or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients for the food, feed and medical sterilization industries.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized upon product shipment, passage of title and risk of loss. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, with cost generally determined on a first-in, first-out basis, and have been reduced by an allowance for excess or obsolete inventories. Cost elements include material, labor and manufacturing overhead.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	15-25 years
Equipment	3-12 years

Expenditures for repairs and maintenance are charged to expense. Alterations and major overhauls that extend the lives or increase the capacity of plant assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts and any resultant gain or loss is included in earnings.

Business Concentrations

A Specialty Products customer accounted for 10%, 9% and 11% of the Company's consolidated net sales for 2003, 2002 and 2001, respectively. This customer accounted for 12% and 11% of the Company's accounts receivable balance at December 31, 2003 and 2002, respectively. Approximately 8%, 9% and 8% of the Company's net sales consisted of sales outside the United States, predominately to Europe, Japan, and Mexico for 2003, 2002 and 2001, respectively.

Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customers' financial condition and credit histories. The majority of the Company's customers are major national or international corporations.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. These standards require the use of the purchase method of business combination and define an intangible asset. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. All of the Company's goodwill arose from the June 2001 acquisition described in Note 4.

As required by SFAS No. 142, the Company performed an assessment of whether there was an indication that goodwill was impaired at the date of adoption. In connection therewith, the Company determined that its operations consisted of three reporting units and determined each reporting units' fair value and compared it to the reporting unit's net book value. Since the fair value of each reporting unit exceeded its carrying amount, there was no indication of impairment and no further transitional impairment testing was required. As of December 31, 2003 and 2002, the Company also performed an impairment test of its goodwill balance. As of such date the Company's reporting units' fair value exceeded their carrying amounts, and therefore there was no indication that goodwill was impaired. Accordingly, the Company was not required to perform any further impairment tests. The Company plans to perform its impairment test each December 31 in the future.

The Company had unamortized goodwill in the amount of $6,368 and $6,398 at December 31, 2003 and December 31, 2002, respectively, subject to the provisions of SFAS Nos. 141 and 142. The decrease in goodwill was a result of a reimbursement of $30 of the purchase price of the June 2001 acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., as described in Note 4.

The following table sets forth the reconciliation of previously reported net earnings to net earnings as if SFAS No. 142 was adopted as of January 1, 2001.

2001	
Net Earnings	
Net earnings as reported	$ 5,110
Add Back: Goodwill Amortization, net of tax	105
Net earnings as adjusted	$ 5,215
Earnings per share	
Basic EPS as reported	$ 1.10
Basic EPS as adjusted	$ 1.12
Diluted EPS as reported	$ 1.05
Diluted EPS as adjusted	$ 1.08

The following intangible assets are stated at cost and are amortized on a straight-line basis over the following estimated useful lives:

Customer lists	6-10 years
Re-registration costs	10 years

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003 and 2002 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company's financial instruments, principally cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short-term maturity of these instruments. As amounts outstanding under the Company's credit agreements bear interest approximating current market rates, their carrying amounts approximate fair value.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, ("SFAS 133") which requires that all derivative financial instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

The implementation of this standard did not have a material effect on the Company's consolidated financial statements because the Company did not have any derivative financial instruments at January 1, 2001 or during 2001, 2002 or 2003.

Research and Development

Research and development costs are expensed as incurred.

Stock Option Plan

At December 31, 2003, the Company has stock based employee compensation plans which are described more fully in Note 8. The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No stock based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure standards of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement 123," which requires the Company to provide pro forma net earnings and pro forma earnings per share disclosures for employee and director stock option grants made as if the fair-value based method of accounting for stock options as defined in SFAS No. 123 has been applied. The following table illustrates the effect on net earnings and per share amounts if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation:

	Year Ended December 31		
	2003	2002	2001
	(In thousands, except per share amounts)		
Net Earnings			
Net earnings, as reported	$ 5,638	$ 7,416	$ 5,110
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(731)	(452)	(296)
Net earnings as adjusted	$ 4,907	$ 6,964	$ 4,814
Earnings per share:			
Basic EPS as reported	$ 1.17	$ 1.56	$ 1.10
Basic EPS as adjusted	$ 1.02	$ 1.47	$ 1.03
Diluted EPS as reported	$ 1.13	$ 1.50	$ 1.05
Diluted EPS as adjusted	$ .98	$ 1.41	$ .99

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Expected life (years)	5	5	5
Expected volatility	33%	32%	49%
Expected dividend yield	.40%	.40%	.50%
Risk-free interest rate	3.0%	3.7%	4.4%
Weighted average fair value of options granted during the year	$8.08	$9.47	$10.94

Impairment of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 is different from EITF Issue No. 94-3 in that Statement No. 146 requires that a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred, that is when it meets the definition of a liability in the FASB's conceptual framework. Statement No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. In contrast, under

EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. Statement No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement No. 146 can be expected to impact the timing of liability recognition associated with any future exit activities.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The Company was required to adopt FIN 45 on December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure "SFAS No. 148." SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosures about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 ("Opinion No. 28"), Interim Financial Reporting, to require disclosures about those effects in interim financial information. The amendments to SFAS No. 123 include certain disclosure provisions that are effective for financial statements for fiscal years ending after December 15, 2002, and other disclosure provisions as well as the amendment to Opinion No. 28 shall be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company currently accounts for its stock-based compensation awards to employees and directors using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, and provides the disclosures required by SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 during the first quarter of 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS 150 did not have an impact on the Company's consolidated financial statements.

On December 24, 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Interpretation replaces Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was issued on January 17, 2003. The effective date of FIN 46R depends on whether the reporting enterprise is a public or nonpublic company and on the nature of the entity in which the reporting entity has a variable interest. The initial adoption of this accounting pronouncement will not have a material effect on the Company's consolidated financial statements.

Net Earnings Per Common Share

Basic net earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is calculated in a manner consistent with basic net earnings per common share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

NOTE 2-INVENTORIES

Inventories at December 31, 2003 and 2002 consist of the following:

	2003	2002
Raw materials	$ 1,914	$ 2,042
Finished goods	4,047	5,196
Total inventories	$ 5,961	$ 7,238

NOTE 3- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Land	$ 290	$ 290
Building	10,264	9,271
Equipment	27,781	24,582
Construction in Progress	123	2,728
	38,458	36,871
Less: Accumulated depreciation	12,822	11,019
Net property, plant and equipment	$ 25,636	$ 25,852

Depreciation expense was $2,445, $1,833 and $1,329 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 4 – PRIOR YEAR ACQUISITION

Effective as of June 1, 2001, pursuant to a certain Asset Purchase Agreement, dated as of May 21, 2001 (the "Asset Purchase Agreement"), BCP Ingredients, Inc. ("Buyer"), a wholly owned subsidiary of Balchem Corporation, acquired certain assets, excluding accounts receivable and inventories, relating to the choline animal feed, human choline nutrient and encapsulated product lines of DCV, Inc. and its affiliate, DuCoa L.P., including DuCoa's manufacturing facility in Verona, Missouri.

The purchase price, including acquisition costs, was approximately $15,290, of which approximately $14,259 was paid in cash, with the balance reflecting the assumption by the Buyer of certain liabilities. The Buyer also assumed certain obligations of DuCoa for retiree medical benefits under the collective bargaining agreement covering various employees at the Verona facility. The acquisition was financed with a $13,500 term loan and approximately $759 in existing cash. The Asset Purchase Agreement also called for the payment of up to an additional $2,750 based upon the sales of specified product lines achieving certain gross margin levels (in excess of specified thresholds) over the three year period following the closing, with no more than $1,000 payable for any particular yearly period. Additionally, pursuant to the agreement, a reimbursement of a part of the purchase price could be due the Company for the first year of such calculation. Based upon the results of the calculation for the first one year period ended June 2002, a reimbursement of $30 was received by the Company in 2003. Such reimbursement was recorded as a reduction of the cost of the acquired product lines. No contingent consideration has been earned or paid for the second one year period ended June 2003. Any future contingent consideration would be recorded as an additional cost of the acquired product lines. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142 and the amortization of such goodwill ceased.

The allocation of the purchase price of the acquisition has been assigned to the net assets acquired as follows:

	Fair Value Recorded in Purchase Accounting
Property, plant and equipment	$ 9,518
Retiree Medical Obligation	(821)
Other Receivable	31
Goodwill	6,562
Total Purchase Price	$ 15,290
Current Liabilities Assumed	(1,031)
Total Cash Paid	$ 14,259

The above acquisition has been accounted for using the purchase method of accounting and, the purchase price of the acquisition has been assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of the acquired product lines from the date of purchase.

Pro Forma Summary of Operations:

The following unaudited pro forma information has been prepared as if the aforementioned acquisition had occurred on January 1, 2000 and does not include cost savings expected from the transaction. In addition to including the results of operations, the pro forma information gives effect primarily to interest on borrowings to finance the acquisition and changes in depreciation and amortization of tangible and intangible assets resulting from the acquisition.

The pro forma information presented does not purport to be indicative of the results that actually would have been attained if the aforementioned acquisition, and related financing transactions had occurred at the beginning of the periods presented and is not intended to be a projection of future results.

	Pro-Forma Twelve Months Ended December 31, 2001
Net sales	$ 54,866
Net earnings	$ 4,482
Basic EPS	$ .96
Diluted EPS	$ .92

NOTE 5- INTANGIBLE ASSETS

As of December 31, 2003 and 2002 the Company had identifiable intangible assets as follows:

	Amortization Period (in years)	2003 Gross Carrying Amount	2003 Accumulated Amortization	2002 Gross Carrying Amount	2002 Accumulated Amortization
Customer lists	10	$ 6,760	$ 6,124	$ 6,760	$ 5,127
Re-registration costs	10	356	347	356	304
Patents	17	487	81	386	58
Trademarks	17	205	25	191	14
Other	5	54	13	53	6
		$ 7,862	$ 6,590	$ 7,746	$ 5,509

Amortization of identifiable intangible assets was approximately $1,080 for 2003. Assuming no change in the gross carrying value of identifiable intangible assets, the estimated amortization expense for 2004 is approximately $690, approximately $41 in the second succeeding year, and approximately $41 in the third and fourth succeeding years. At December 31, 2003, there were no identifiable intangible assets with indefinite useful lives as defined by SFAS No. 142. Identifiable intangible assets are reflected in Intangible assets in the Company's consolidated balance sheets. There were no changes to the useful lives of intangible assets subject to amortization in 2003.

In 1994, the Company purchased certain tangible and intangible assets for one of its packaged specialty products for $1,500 in cash and the Company was required to pay additional contingent amounts to compensate the seller for the purchase of the seller's customer list in accordance with a formula based on profits derived from sales of the specialty packaged ingredient. In 1998, the Company elected to exercise the early payment option under the agreement and made a final payment of $3,700 to the seller in settlement of its remaining purchase price obligation under the terms of the agreement. Amounts allocated to the customer list are being amortized over its remaining estimated useful life on a straight-line basis through August, 2004 and are included in cost of sales. Amortization expense included in cost of sales related to this customer list was $997 in 2003, 2002 and 2001, respectively.

The Company is in the process of re-registering a product it sells for sterilization of medical devices and other uses. The re-registration requirement is a result of a congressional enactment during 1988 requiring the re-registration of this product and all other products that are used as pesticides. The Company, in conjunction with one other company, has been conducting the required testing under the direction of the Environmental Protection Agency ("EPA"). Testing has concluded and the EPA has stated that, due to a backlog of projects, it cannot anticipate a date for completing the re-registration process for this product at this time. The Company's management believes it will be successful in obtaining re-registration for the product as it has met the EPA's requirements thus far, although no assurance can be given. Additionally, the product is used as a sterilant with no known substitute. Management believes absence of availability of this product could not be easily tolerated by medical device manufacturers and the health care industry due to the resultant infection potential if the product were unavailable.

NOTE 6 - LONG-TERM DEBT & CREDIT AGREEMENTS

On June 1, 2001, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $13,500 (the "Term Loan"), the proceeds of which were used to fund the aforementioned acquisition of certain assets of DCV, Inc. and its affiliate DuCoa L.P. The Term Loan is payable in equal monthly installments of principal beginning October 1, 2001 of approximately $145, together with accrued interest, and has a maturity date of May 31, 2009. Borrowings under the Term Loan bear interest at LIBOR plus 1.25% (2.42% and 2.63% at December 31, 2003 and 2002, respectively). Certain provisions of the Term Loan require maintenance of certain financial ratios, limit future borrowings and impose certain other requirements as contained in the agreement. At December, 2003, the Company was in compliance with all restrictive covenants contained in the Loan Agreement. The Loan Agreement also provides for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00% (2.17% and 2.32% at December 31, 2003 and 2002, respectively). No amounts have been drawn on the Revolving Facility as of the date hereof. The Revolving Facility expires on May 30, 2004. Management believes that such facility will be renewed in the normal course of business.

Indebtedness under the Loan Agreement is secured by substantially all of the assets of the Company other than real properties.

As of December 31, 2003, long-term debt matures as follows:

2004	$ 1,742
2005	1,742
2006	1,742
2007	1,742
2008	1,742
2009	871
Total	$ 9,581

NOTE 7 – INCOME TAXES

Income tax expense consists of the following:

	2003	2002	2001
Current:			
Federal	$ 2,111	$ 2,874	$ 2,515
State	416	538	632
Deferred:			
Federal	557	895	99
State	41	122	13
Total income tax provision	$ 3,125	$ 4,429	$ 3,259

The provision for income taxes differs from the amount computed by applying the Federal statutory rate of 35% to earnings before income tax expense due to the following:

	2003	2002	2001
Income tax at Federal statutory rate	$ 3,067	$ 4,027	$ 2,846
State income taxes, net of Federal income tax benefit	297	435	426
Other	(239)	(33)	(13)
Total income tax provision	$ 3,125	$ 4,429	$ 3,259

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Customer list amortization	$ 720	$ 705
Inventories	292	343
Deferred compensation	93	25
Non-employee stock options	100	102
Other	178	125
Total deferred tax assets	1,383	1,300
Deferred tax liabilities:		
Depreciation	3,135	2,454
Total deferred tax liabilities	3,135	2,454
Net deferred tax liability	$ 1,752	$ 1,154

There is no valuation allowance for deferred tax assets at December 31, 2003 and 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of deferred tax asset realizable, however, could change if management's estimate of future taxable income should change.

NOTE 8 – STOCKHOLDERS' EQUITY

In June 1999, the board of directors authorized the repurchase of up to 1,000,000 shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999, which was subsequently extended. Through December 31, 2003, the Company has repurchased 343,316 shares at an average cost of $9.26 per share of which 43,360 remain in treasury at December 31, 2003. In June 2003, the board of directors authorized an extension to the stock repurchase program for up to an additional 600,000 shares that is, over and above those repurchased to date under the program, through June 30, 2004.

In June 1999, the Company adopted the Balchem Corporation 1999 Stock Plan (the "1999 Stock Plan") for officers, directors, directors emeritus and employees of and consultants to the Company and its subsidiaries. The 1999 Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company. Under the plan, options and rights to purchase shares of the Company's common stock are granted at prices established at the time of grant. Option grants generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant for employees and are fully exercisable on the date of grant for directors. Other option grants are either fully exercisable on the date of grant or become exercisable thereafter in such installments as the Committee may specify. The 1999 Stock Plan reserves an aggregate of 600,000 shares of common stock for issuance under the Plan. In April 2003, the Board of Directors of the Company adopted and stockholders subsequently approved, the Amended and Restated 1999 Stock Plan which amended the 1999 Stock Plan by: (i) increasing the number of shares of Common Stock reserved for issuance under the 1999 Stock Plan by 600,000 shares, to a total of 1,200,000 shares of Common Stock; and (ii) confirming the right of the Company to grant awards of Common Stock ("Awards") in addition to the other Stock Rights available under the 1999 Stock Plan, and providing certain language changes relating thereto. The 1999 Stock Plan replaced the Company's incentive stock option plan (the "ISO Plan") and its non-qualified stock option plan (the "Non-Qualified Plan"), both of which expired on June 24, 1999. Unexercised options granted under the ISO Plan and the Non-Qualified Plan prior to such termination remain exercisable in accordance with their terms. Options granted under the ISO Plan generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant, and expire ten years from the date of grant. Options granted under the Non-Qualified Plan, generally vested on the date of grant, and expire ten years from the date of grant.

A summary of stock option plan activity for 2003, 2002, and 2001 for all plans is as follows:

2003	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	584,670	$ 14.62
Granted	124,960	21.77
Exercised	(71,459)	11.30
Terminated or expired	(37,560)	22.26
Outstanding at end of year	600,611	$ 16.03
Exercisable at end of year	399,831	$ 13.15

2002	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	544,372	$ 12.17
Granted	108,150	22.86
Exercised	(65,652)	7.84
Terminated or expired	(2,200)	14.82
Outstanding at end of year	584,670	$ 14.62
Exercisable at end of year	347,760	$ 10.84

2001	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	441,797	$ 8.55
Granted	179,662	18.96
Exercised	(71,327)	7.15
Terminated or expired	(5,760)	8.49
Outstanding at end of year	544,372	$ 12.17
Exercisable at end of year	326,972	$ 9.68

Information related to stock options outstanding under all plans at December 31, 2003 is as follows:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.38 - $ 10.75	196,326	4.6 years	$ 8.93	196,326	$ 8.93
11.13 - 18.91	149,209	7.4 years	14.64	123,169	14.36
20.05 - 24.91	255,076	8.6 years	22.30	80,336	21.60
	600,611	7.1 years	$ 16.03	399,831	$ 13.15

NOTE 9 – NET EARNINGS PER COMMON SHARE

The following presents a reconciliation of the numerator and denominator used in calculating basic and diluted net earnings per common share:

2003	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 5,638	4,815,884	$1.17
Effect of dilutive securities – stock options		181,935	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 5,638	4,997,819	$1.13

2002	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 7,416	4,750,784	$1.56
Effect of dilutive securities – stock options		204,297	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 7,416	4,955,081	$1.50

2001	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 5,110	4,660,922	$1.10
Effect of dilutive securities – stock options		186,555	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 5,110	4,847,477	$1.05

The Company had 166,150, 94,950 and 103,562 stock options outstanding at December 31, 2003, 2002 and 2001, respectively that could potentially dilute basic earnings per share in future periods that were not included in diluted earnings per share because their effect on the period presented was anti-dilutive.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) savings plan for eligible employees. The plan allows participants to make pretax contributions and the Company matches certain percentages of those pretax contributions with shares of the Company's common stock. The profit sharing portion of the plan is discretionary and non-contributory. All amounts contributed to the plan are deposited into a trust fund administered by independent trustees. The Company provided for profit sharing contributions and matching 401(k) savings plan contributions of $307 and $273 in 2003, $241 and $320 in 2002 and $263 and $201 in 2001, respectively.

The Company also currently provides postretirement benefits in the form of an unfunded retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona facility.

The actuarial recorded liabilities for such unfunded postretirement benefit is as follows:

Change in benefit obligation:

	2003	2002
Benefit obligation at beginning of year	$ 976	$ 910
Service Cost with Interest to End of Year	32	26
Interest Cost	62	61
Participant contributions	23	19
Acquisitions/divestitures	-	-
Benefits Paid	(77)	(68)
Actuarial (gain) or loss	66	28
Benefit obligation at end of year	$ 1,082	$ 976

Change in plan assets:

	2003	2002
Fair value of plan assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contributions	54	49
Participant contributions	23	19
Acquisitions/divestitures	-	-
Benefits Paid	(77)	(68)
Exchange Rate Changes	-	-
Benefit obligation at end of year	$ -	$ -

Amounts recognized in consolidated balance sheet:

		2003		2002
Accumulated Postretirement Benefit Obligation	$	(1,082)	$	(976)
Fair Value of Plan Assets		-		-
Funded Status		(1,082)		(976)
Unrecognized Transition Obligation		-		-
Unrecognized Prior Service Cost		-		-
Unrecognized Net (Gain)/Loss		182		117
Accrued Postretirement Benefit Cost (included in other long-term obligations)	$	900	$	859

Components of net periodic benefit cost:

		2003		2002
Service Cost		32		26
Interest Cost		62		61
Expected return on plan assets		-		-
Amortization of transition obligation		-		-
Amortization of prior service cost		-		-
Amortization of (gain) or loss		1		-
Benefit obligation at end of year	$	95	$	87

Assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits. The trend rate is 11 percent in 2003 declining to 5.5 percent in 2009 and thereafter. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by $205 and the net periodic postretirement benefit cost for 2003 by $18. A one percentage point decrease in health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by $188 and the net periodic postretirement benefit cost for 2003 by $17. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25% in 2003 and 6.625% in 2002.

The Company has elected to defer accounting for the economic effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). In accordance with FSP FAS 106-1, any measures of the accumulated postretirement plan benefit obligation or net periodic postretirement plan benefit cost in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

In February 2002, the Company entered into a ten (10) year lease which is cancelable in 2009 for approximately 20,000 square feet of office space. The office space is now serving as the Company's general offices and as a laboratory facility. The Company leases most of its vehicles and office equipment under noncancelable operating leases, which expire at various times through 2011. Rent expense charged to operations under such lease agreements for 2003, 2002 and 2001 aggregated approximately $564, $382 and $310, respectively. Aggregate future minimum rental payments required under noncancelable operating leases at December 31, 2003 are as follows:

Year	
2004	$ 469
2005	449
2006	392
2007	351
2008	324
Thereafter	473
Total minimum lease payments	$ 2,458

In 1982 the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site. The cost for this clean-up and the related reports was approximately $164. Clean-up was completed in 1996, but NYDEC required the Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5 per year.

The Company's Verona facility, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination by organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of the two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that is implementing the above-described Superfund remedy.

From time to time, the Company is a party to various litigation, claims and assessments, management believes that the alternate outcome of such matters will not have a material effect on the Company's consolidated financial position, results of operations, or liquidity.

NOTE 12 – SEGMENT INFORMATION

The Company's reportable segments are strategic businesses that offer products and services to different markets. As a result of the aforementioned acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., the Company presently has three segments, specialty products, encapsulated / nutritional products and, the unencapsulated feed supplements segment (also referred to as BCP Ingredients). Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products and encapsulated products are reported in the encapsulated / nutritional products segment. They are managed separately because each business requires different technology and marketing strategies. The specialty products segment consists of three specialty chemicals: ethylene oxide, propylene oxide and methyl chloride. The encapsulated / nutritional products segment is principally in the business of encapsulating performance ingredients for use throughout the food and animal health industries for processing, mixing, packaging applications and nutritional fortification and for shelf-life improvement. The unencapsulated feed supplements segment is in the business of manufacturing and supplying choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications and are included in the unencapsulated feed supplements segment. The Company sells products for all segments through its own sales force, independent distributors, and sales agents. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Business Segment Net Sales:

	2003	2002	2001
Specialty Products	$ 26,163	$ 22,028	$ 21,130
Encapsulated/Nutritional Products	24,043	27,990	18,312
BCP Ingredients	11,669	10,179	6,700
Total	$ 61,875	$ 60,197	$ 46,142

Business Segment Earnings (Loss):

	2003	2002	2001
Specialty Products	$ 9,409	$ 7,240	$ 6,612
Encapsulated/Nutritional Products	(962)	5,118	1,582
BCP Ingredients	568	(173)	(39)
Interest expense and other income (expense)	(252)	(340)	(214)
Earnings before income taxes	$ 8,763	$ 11,845	$ 8,369

Depreciation/Amortization:

	2003	2002	2001
Specialty Products	$ 1,991	$ 1,689	$ 1,585
Encapsulated/Nutritional Products	1,102	800	506
BCP Ingredients	431	428	530
Total	$ 3,525	$ 2,917	$ 2,621

Business Segment Assets:

	2003	2002	2001
Specialty Products	$ 14,287	$ 13,993	$ 11,074
Encapsulated/Nutritional Products	15,043	16,730	10,798
BCP Ingredients	17,099	17,954	18,181
Other Unallocated	10,477	4,621	4,424
Total	$ 56,906	$ 53,298	$ 44,477

Other unallocated assets consist of cash, prepaid expenses, deferred income taxes and other deferred charges, which the Company does not allocate to its individual business segments.

Capital Expenditures:

	2003	2002	2001
Specialty Products	$ 1,090	$ 5,273	$ 414
Encapsulated/Nutritional Products	661	4,705	1,175
BCP Ingredients	519	42	361
Total	$ 2,270	$ 10,020	$ 1,950

Geographic Revenue Information:

	2003	2002	2001
United States	$ 56,727	$ 54,663	$ 42,606
Foreign Countries	5,148	5,534	3,536
Total	$ 61,875	$ 60,197	$ 46,142

The Company has no foreign based operations. Therefore, all long-lived assets are in the United States and revenue from foreign countries is based on customer ship-to address.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	2003	2002	2001
Income taxes	$ 2,110	$ 4,386	$ 3,220
Interest	$ 272	$ 389	$ 387

Non-cash financing activities:

	2003	2002	2001
Dividends declared	$ 389	$ 382	$ 305

NOTE 14 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

	2003				2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$14,816	$14,860	$15,791	$16,408	$14,389	$15,668	$15,784	$14,356
Gross profit	5,651	5,488	4,657	5,356	5,294	6,564	5,998	5,454
Earnings before income taxes	2,684	2,692	1,335	2,052	2,340	3,571	3,313	2,621
Net earnings	1,683	1,691	867	1,397	1,438	2,205	2,154	1,619
Basic net earnings per common share	$ .35	$ .35	$ .18	$ .29	$ .31	$ .46	$ .45	$ .34
Diluted net earnings per common share	$ .34	$ .34	$ .17	$ .28	$ .29	$ .45	$ .43	$ .33

BALCHEM CORPORATION
Valuation and Qualifying Accounts
Years Ended December 31, 2003, 2002 and 2001
(In thousands)

Description	Balance at Beginning of Year	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2003					
Allowance for doubtful accounts:	$ 90	$ 36	-	$ (40) (a)	$ 86
Inventory obsolescence reserve	192	-	-	(116) (a)	76
Year ended December 31, 2002					
Allowance for doubtful accounts:	$ 50	$ 70	-	$ (30) (a)	$ 90
Inventory obsolescence reserve	82	152	-	(42) (a)	192
Year ended December 31, 2001					
Allowance for doubtful accounts:	48	65	-	(63) (a)	50
Inventory obsolescence reserve	81	63	-	(62) (a)	82

(a) represents write-offs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Based upon an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, they have concluded that the Company's disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, are effective for gathering, analyzing and disclosing information the Company is required to disclose in its periodic reports filed under such Act.

(b) During the most recent fiscal quarter, there have been no significant changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

(a) Directors of the Company.

The required information is to be set forth in the Company's Proxy Statement for the 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement") under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(b) Executive Officers of the Company.

The required information is to be set forth in the 2004 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(c) Section 16(a) Beneficial Ownership Reporting Compliance.

The required information is to be set forth in the 2004 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is hereby incorporated herein by reference.

(d) Code of Ethics.

The Company has adopted a Code of Ethics for Senior Financial Officers that applies to its Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer) and its Treasurer. The Company's Code of Ethics for Senior Financial Officers is filed as Exhibit 14 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this Item is to be set forth in the 2004 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this Item is to be set forth in the 2004 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and of Management," which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is set forth in the 2004 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is set forth in the 2004 Proxy Statement under the caption "Independent Auditor Fees," which information is hereby incorporated herein by reference.

Item 15. Exhibits and Reports on Form 8-K.

(a) Exhibits:

2.1 Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (Incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))

3.1 Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")).

3.2 Composite By-laws of the Company.

4.1 Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation, Note dated June 1, 2001 from Balchem Corporation to Fleet National Bank, and Promissory Note (Revolving Line of Credit) dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.1 to the 2001 8-K).

4.1.1 Amendment to Agreements No. 3, dated as of May 23, 2002, with respect to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation and Amendment, dated December 27, 2002, to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation.

4.2 Guaranty dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.2 to the 2001 8-K).

4.3 Security Agreement dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.3 to the 2001 8-K).

4.4 Security Agreement dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.4 to the 2001 8-K).

10.1 Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.2 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35912, dated October 25, 1996, and to the 1998 Proxy Statement).*

10.3 Balchem Corporation Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2003).*

10.4 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-4448, dated December 12, 1997).*

10.5 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi ((incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.6 Agreements dated as of April 1, 1993, January 1, 1995 and April 25, 1997, as amended, between the Company and Dr. Charles McClelland (incorporated by reference to Exhibit 10.5 to the 1999 10-K).*

10.7 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

14 Code of Ethics for Senior Financial Officers.

21. Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the 2001 10-K).

23.1 Consent of KPMG LLP, Independent Auditors

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

(b) Reports on Form 8-K.

On October 28, 2003, the Company furnished a report on Form 8-K announcing financial results for the quarter ended September 30, 2003.

On February 12, 2004, the Company furnished a report on Form 8-K announcing financial results for the quarter ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004

BALCHEM CORPORATION
By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer, and Director
(Principal Executive Officer)
Date: March 15, 2004

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick, Chief Financial Officer
(Principal Financial and Principal Accounting Officer)
Date: March 15, 2004

/s/ Hoyt Ammidon, Jr.
Hoyt Ammidon, Jr., Director
Date: March 15, 2004

/s/ Francis X. McDermott
Francis X. McDermott, Director
Date: March 15, 2004

/s/ Edward McMillan
Edward McMillan, Director
Date: March 15, 2004

/s/ Kenneth P. Mitchell
Kenneth P. Mitchell, Director
Date: March 15, 2004

/s/ Dr. Elaine Wedral
Dr. Elaine Wedral, Director
Date: March 15, 2004

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))
3.1	Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")).
3.2	Composite By-laws of the Company.
4.1	Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation, Note dated June 1, 2001 from Balchem Corporation to Fleet National Bank, and Promissory Note (Revolving Line of Credit) dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.1 to the 2001 8-K).
4.1.1	Amendment to Agreements No. 3, dated as of May 23, 2002, with respect to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation and Amendment, dated December 27, 2002, to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation.
4.2	Guaranty dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.2 to the 2001 8-K).
4.3	Security Agreement dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.3 to the 2001 8-K).
4.4	Security Agreement dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.4 to the 2001 8-K).
10.1	Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35910, dated October 25, 1996, and to Proxy Statement, dated April 22,

1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.2 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35912, dated October 25, 1996, and to the 1998 Proxy Statement).*

10.3 Balchem Corporation's Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2003).*

10.4 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-4448, dated December 12, 1997).*

10.5 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi ((incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.6 Agreements dated as of April 1, 1993, January 1, 1995 and April 25, 1997, as amended, between the Company and Dr. Charles McClelland (incorporated by reference to Exhibit 10.5 to the 1999 10-K).*

10.7 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

14 Code of Ethics for Senior Financial Officers.

21. Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the 2001 10-K).

23.1 Consent of KPMG LLP, Independent Auditors

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

BALCHEM CORPORATION
Code of Ethics for Senior Financial Officers

Introduction

This Code of Ethics for Senior Financial Officers has been adopted by the Board of Directors of Balchem Corporation to promote honest and ethical conduct, proper disclosure of financial information in the Corporation's periodic reports, and compliance with applicable laws, rules, and regulations by the Corporation's senior officers who have financial responsibilities.

Applicability

As used in this Code, the term Senior Financial Officer means the Corporation's Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Controller.

Principles and Practices

In performing his or her duties, each of the Senior Financial Officers must:

1) maintain high standards of honest and ethical conduct and avoid any actual or apparent conflict of interest as defined in the Corporation's Code of Ethics and Standards of Conduct;

2) report to the Audit Committee of the Board of Directors any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict;

3) provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with or submits to the Securities and Exchange Commission and in other public communications;

4) comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

5) promptly report violations of this Code to the Audit Committee.

Senior Financial Officers must also comply with the Code of Ethics and Standards of Conduct applicable to the Corporation's Directors, officers, and employees generally.

Waiver

Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee. Any waiver of this Code will be disclosed promptly on Form 8-K or any other means approved by the Securities and Exchange Commission.

Compliance and Accountability

The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action.

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors and Stockholders
Balchem Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-78355, 333-44489, 33-35912 and 33-35910) on Form S-8 of Balchem Corporation of our report dated February 6, 2004, relating to the consolidated balance sheets of Balchem Corporation and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003 and related schedule, which report appears in the December 31, 2003 annual report on Form 10-K of Balchem Corporation.

Our report described above refers to a change in accounting for goodwill and intangible assets in 2002.

KPMG LLP

Short Hills, New Jersey
March 15, 2004

Exhibit 31.1

CERTIFICATION

I, Dino A. Rossi, President, Chief Executive Officer and Principal Financial Officer of Balchem Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004
/s/ Dino A. Rossi
Dino A. Rossi,
President, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.1

CERTIFICATION

I, Francis J. Fitzpatrick, Chief Financial Officer of Balchem Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004
/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dino A. Rossi, President, Chief Executive Officer and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dino A. Rossi
Dino A. Rossi President,
Chief Executive Officer
(Principal Executive Officer)
March 15, 2004

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Francis J. Fitzpatrick, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick
Chief Financial Officer
(Principal Financial Officer)
March 15, 2004

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Balchem Corporation Board of Directors

Corporate Information

Corporate Officers

Dino A. Rossi
President and CEO,
Assistant Secretary, Treasurer

Frank J. Fitzpatrick
Chief Financial Officer,
Assistant Secretary

David F. Ludwig
Vice President/General Manager
ARC Specialty Products

Robert Miniger
Vice President
Human Resources

Nathan E. Assor
Golenbock Eiseman Assor Bell & Peskoe LLP
Secretary

Attorneys

Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue
New York, NY 10022

Independent Accountants

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Annual Meeting: June 18, 2004
American Stock Exchange
86 Trinity Place
New York, NY 10006-1881

Shareholder Records
Inquiries relating to shareholder records, stock transfer, change of ownership and change of address should be directed to the registrar, transfer and disbursing agent:

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Shareholder Information
Jacqueline A. Powell
Investor Relations Coordinator
Balchem Corporation
P.O. Box 600
New Hampton, NY 10958
Telephone: 845.326.5600
Fax: 845.326.5702

Web site: www.balchem.com
E-Mail: bcpexec@balchem.com

Stockholders may obtain, without charge, additional copies of Balchem Corporation's Form 10-K as filed with the Securities and Exchange Commission for 2003 by writing to Investor Relations, Balchem Corporation, P.O. Box 600, New Hampton, New York 10958.

This report contains forward-looking statements, which reflect Balchem's expectation or belief concerning future events that involve risks and uncertainties. Balchem can give no assurance that the expectations reflected in forward-looking statements will prove correct and various factors could cause results to differ materially from Balchem's expectations, including risks and factors identified in Balchem's Annual Report on Form 10-K for the year ended December 31, 2003. Forward-looking statements are qualified in their entirety by the above cautionary statement.

BALCHEM CORPORATION

P.O. Box 600, 52 Sunrise Park Road, New Hampton, NY 10958 | tel 845.326.5600 | toll free (in U.S.) 800.431.5641 | fax 845.326.5742
e-mail bcp@balchem.com
www.balchem.com